

Val D'Souza · 3rd

CEO, Catalyst Apps, and PictureTrail, Inc.

Santa Clara, California · 159 connections · **Contact info**

Catalyst Apps

San Jose State University

Experience



CEO

Catalyst Apps

May 2009 – Present · 10 yrs 7 mos

Catalyst Apps is an indie game developer. I oversee the ongoing live-ops of our popular virtual pets game on Facebook called Pet City and the iOS sister game, Pet Buddies. We're also hard at work on the development of a framework and engine for a new series of games, the first of which is planned for release around late 2019.

We also operate GAF Media (gafmedia.com) targeted at mobile game developers who use our tools for auto conversion of animations to run on iOS and Android platforms supported by our playback libraries.   ...**see more**

President & CEO

PictureTrail Inc.

Oct 1999 – Present · 20 yrs 2 mos

Self funded throughout its existence, PictureTrail was a scrappy top 5 photo sharing destination back in the day after the dotcom bust in 2000 witnessed the shuttering of almost all VC funded photo sharing sites. These were the days of Zing, eMemories and PhotoPoint. We enjoyed several years of robust organic growth after these majors fell. We peaked at about 2 ...**see more**

Principal

Media Technique

Feb 1997 – Sep 1999 · 2 yrs 8 mos

We offered web design and development services for brochure and data-driven websites that targeted small to midrange companies. I focused on business development and the overall management of the company. While building websites for small businesses we decided to develop a photo-sharing site to engage my desire to facilitate online sharing and con ...**see more**

Principal

NDA Media

Mar 1996 – Jan 1997 · 11 mos

We put out our shingle in the then nascent field doing brochure websites for small to midsize companies at a time when 40 KB homepage size was all important and the Netscape Navigator / IE battle was starting to take shape. It was a world restricted to web safe colors. We eventually migrated to the development of data-driven sites for small businesses as ...**see more**

Field Applications Engineer

Chips and Technologies

1995 · less than a year

Education

San Jose State University
BSEE

Skills & Endorsements

Business Development · 4

Steve Vachani (Lisbon,Rio-Brazil, Shanghai-China, NY/LA) and 3 connections have given endorsements for this skill

Start-ups · 3

Matt R. and 2 connections have given endorsements for this skill

Product Management · 3

Steve Vachani (Lisbon,Rio-Brazil, Shanghai-China, NY/LA) and 2 connections have given endorsements for this skill

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Recommendations

Received (0)　　**Given (1)**

Konstantin Glukhovskyi
CAMS, Certified High-Risk Underwriter, Certified Cryptocurrency Investigator.
November 20, 2017, Val was a client of Konstantin's

Konstantin truly rose above the call of duty and surpassed my expectations on the kind of support he provided to facilitate with managing our international bank account. He was always thorough and thoughtful in execution and follow through and was extremely reliable. He was also exceptionally knowle... **See more**

